October 29, 2015
M. Hughes Bates, Esq.
Special Counsel
Office of Structured Finance
United States Securities and Exchange Commission
100 F Street, N.E.
 Washington, DC 20549
Re:	Barclays Commercial Mortgage Securities LLC Registration Statement on Form SF-3 Filed September 17, 2015 File No. 333-206987
Dear Mr. Bates:
We are counsel to Barclays Commercial Mortgage Securities LLC (the “Registrant”).  We have reviewed your letter dated October 14, 2015 (the “Comment Letter”) transmitting comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Registrant’s pre-effective amendment to the registration statement (File No. 333-206987) on Form SF-3 as initially filed on September 17, 2015.  We have also discussed the comments contained in the Comment Letter with various representatives of the Registrant.  Capitalized terms used herein without definition have the meanings given them in the form of prospectus contained in our pre-effective amendment to the registration statement (the “Amendment No. 2”) submitted herewith.  Included with this letter is a clean copy of the Amendment No. 2 with a copy marked to show changes implemented in response to the requests of the Staff in the Comment Letter.  In addition to the revisions described below, the Registrant has made certain minor changes to Amendment No. 2 that are reflected in the marked version.
For your convenience, the Staff’s comments are repeated in italics below, followed by the Registrant’s responses.

Anna Glick   Tel  +1 212 504 6309   Fax  +1 212 504 6666    anna.glick@cwt.com

M. Hughes Bates, Esq.
October 29, 2016
General
1.
Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3. Also, please provide us with the CIK for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

The Registrant confirms that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. The Registrant does not have any affiliates that have offered any class of asset-backed securities involving the same asset class as this offering.

2.	Please provide us with your legal analysis why you have not qualified the pooling and servicing agreement under the Trust Indenture Act (TIA), including how you believe these certificates differ from asset-backed securities issued in the form of notes, which are subject to the TIA. Please also confirm that you understand that the TIA does not permit the qualification of the pooling and servicing agreement after the effectiveness of a registration statement (other than an automatic shelf registration statement). See TIA Section 309(a).

The Registrant believes that the pooling and servicing agreements (the “PSAs”) that will be entered into in connection with each offering under the Registration Statement are not required to be qualified under the TIA because the commercial mortgage pass-through certificates (the “Certificates”) to be issued under the PSAs will be exempt from the TIA pursuant to Section 304(a)(2) of the TIA. This conclusion is in conformity with decades of practice regarding the TIA and consistent with the United States Court of Appeals for the Second Circuit’s December 23, 2014 decision (the “Retirement Board Decision”) in Retirement Board of the Policeman’s Annuity and Benefit Fund of the City of Chicago v. The Bank of New York Mellon, 775 F.3d 154 (2d Cir. 2014), which held that the TIA does not apply to mortgage pass-through certificates issued under pooling and servicing agreements governed by New York law. Section 304(a)(2) of the TIA exempts any security that is a “certificate of interest or participation in two or more securities” that have “substantially different rights and privileges” from the provisions of the TIA. The Second Circuit in the Retirement Board Decision held that Section 304(a)(2) of the TIA exempts residential mortgage pass-through certificates issued by trusts under pooling and servicing agreements because it concluded that (i) pass-through certificates issued under such a pooling and servicing agreement are “certificates of interest” in

M. Hughes Bates, Esq.
October 29, 2016

the pool of mortgage loans included in the related trust, (ii) each pool of mortgage loans included in a trust consists of two or more mortgage loans and each such mortgage loan is a “security” for purposes of Section 304(a)(2) of the TIA (but not for purposes of the registration provisions of the U.S. Securities Act of 1933, as amended, or the anti-fraud provisions of the U.S. Securities Exchange Act of 1934, as amended) and (iii) the rights and privileges of each mortgage loan included in a trust differ significantly from the rights and privileges of other mortgage loans in such trust. These key factors that the court relied upon in its holding apply equally to the Certificates. Accordingly, the Registrant believes that the Certificates that will be offered under the Registration Statement are exempt from the TIA under Section 304(a)(2) of the TIA.

Because of its holding with regard to TIA Section 304(a)(2), the Second Circuit in the Retirement Board Decision indicated that it did not need to address whether pass-through certificates issued under pooling and servicing agreements are also exempt from the TIA pursuant to Section 304(a)(1) of the TIA. However, the Registrant also believes that the Certificates are exempt from the TIA pursuant to Section 304(a)(1) of the TIA. Section 304(a)(1) exempts from the TIA any security other than “(A) a note, bond, debenture, or evidence of indebtedness, whether or not secured, or (B) a certificate of interest or participation in any such note, bond, debenture, or evidence of indebtedness, or (C) a temporary certificate for, or guarantee of, any such note, bond, debenture, evidence of indebtedness, or certificate.” As discussed in the following paragraph, the Certificates are not “notes”, “bonds”, “debentures” or “evidence of indebtedness”. Rather, the Certificates will represent beneficial ownership interests (i.e., equity) in the assets of the underlying trust.

In response to the Staff’s request, the following is the Registrant’s analysis of how it believes the Certificates differ from asset-backed securities issued as notes (“Notes”): (i) the Certificates will not be issued in the form of notes, but as certificates, while Notes are issued in the form of notes, (ii) the Certificates will be issued under a pooling and servicing agreement, while Notes are issued under an indenture, (iii) the Certificates represent beneficial ownership interests (i.e., equity) in the assets of the underlying trust (i.e., the mortgage loans), while Notes represent a debt obligation of an issuer secured by a pledge of the collateral (i.e., the mortgage loans), (iv) the Certificates do not have a stated maturity date by which all payments on the Certificates are due (the Certificates will be paid only if and when collections and proceeds are received on the underlying mortgage loans), while Notes do have a stated maturity date by which final payment must be made and (v) the Certificates are not subject to events of default that would allow the holders of the Certificates to exercise certain creditor remedies against the issuing trust, while Notes are subject to events of default (e.g., failure of issuer to pay the Notes in full on the maturity date) that allow the holders of Notes to exercise

M. Hughes Bates, Esq.
October 29, 2016

certain creditor remedies (e.g., seize the collateral and force a sale of the collateral, with resulting sale proceeds used to pay the Notes).

The Registrant also confirms that it understands that the Trust Indenture Act does not permit the qualification of the pooling and servicing agreement after the effectiveness of a registration statement (other than an automatic shelf registration statement).

3.	We note your use of the term “prospectus supplement” throughout the form of prospectus. Please revise such references to refer to the “prospectus.” Refer to General Instruction IV of Form SF-3.

The Registrant has modified the form of prospectus accordingly.

Cover Page of the Registration Statement

4.	We note your footnote on the cover page of the registration statement that this registration statement on Form SF-3 amends your registration statement on Form S-3 filed on June 4, 2015. Please also revise footnote 2 to the “Calculation of Registration Fee” table to clarify that: (1) you filed a replacement registration statement on Form S-3 on June 4, 2015 (File No. 333-204714) and (2) you have pre-effectively amended the replacement registration statement on Form S-3 to a registration statement on Form SF-3.

The Registrant has modified footnote 2 to the “Calculation of Registration Fee” table accordingly.

5.	For subsequent amendments, please use file number 333-206987 with respect to this registration statement on Form SF-3 rather than the file number for the prior registration statement on Form S-3.

The Registrant has modified the registration statement accordingly and will use file number 333-206987 with respect to this registration statement and with respect to any related filings.

Cover Page of the Form of Prospectus

6.	We note your statement here that “[c]redit enhancement will be provided [solely] by certain classes of subordinate certificates” and your placeholder to identify other credit enhancement, if applicable. However, your disclosure on page 33 states that “[o]ther than the subordination of certain classes of certificates… no other form of credit enhancement will be available.” Please reconcile these statements.

M. Hughes Bates, Esq.
October 29, 2016

The Registrant has modified the cover page of the form of prospectus in response to the Staff’s comment.

7.	We note your bracketed disclosure, beginning on page 320, regarding a possible interest rate swap. Please include a placeholder on the cover page of the prospectus for a brief description of the interest rate swap and the identity of the swap counterparty. Refer to Item 1102(h) of Regulation AB.

The Registrant has modified the cover page of the form of prospectus to include a placeholder for a brief description of the interest rate swap and the identity of the swap counterparty.

Summary of Terms

Relevant Parties – Significant Obligors, page 22, and Description of the Mortgage Pool – Significant Mortgage Loans and Significant Obligors, page 130

8.	We note that you contemplate including any obligor, property or lessee representing 10% or more of the asset pool as a significant obligor. Please confirm that you will also include any group of affiliated obligors, related properties or affiliated lessees relating to any pool asset or group of pool assets as a significant obligor. Refer to Item 1101(k) of Regulation AB.

The Registrant confirms that it will also include any group of affiliated obligors, related properties or affiliated lessees relating to any pool asset or group of pool assets as a significant obligor.

Description of the Mortgage Pool

Delinquency Information, page 144

9.
We note that you have bracketed the entirety of your delinquency information disclosure. Please revise to remove the brackets around the delinquency methodology or tell us why the delinquency methodology is subject to change.

The Registrant has modified the delinquency information disclosure to remove the brackets around the delinquency methodology.

M. Hughes Bates, Esq.
October 29, 2016

Transaction Parties

The Sponsors and Mortgage Loan Sellers – Barclays Bank PLC – Review of Barclays Mortgage Loans, page 171

10.
We note your statement that third parties will assist in the review of the assets. Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider, for any offering occurring on or after June 15, 2015, you, or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936).

The Registrant confirms that, if the Registrant or an underwriter obtain a due diligence report from a third-party provider, for any offering occurring on or after June 15, 2015, the Registrant, or the underwriter, as applicable, or will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report the Registrant or the underwriter have obtained.

[Credit Risk Retention], page 183

11.
Please include a placeholder or confirm that the sponsor intends to provide the required post-closing disclosure in accordance with the risk retention requirements, including where such disclosure will be found. Refer to Rules 4(c)(1)(ii) and 4(c)(2)(ii) of Regulation RR (17 CFR Part 246).

The Registrant confirms that each sponsor will provide any required post-closing disclosure in accordance with the risk retention requirements by filing that information on Form 8-K within a reasonable period of time after the closing of any securitization.

12.	Please confirm that you will file the certification relating to qualifying CRE loans if you intend to use the exemption under the risk retention rules. Refer to Rule 17(a)(10) of Regulation RR.

The Registrant confirms that it will file the certification relating to qualifying CRE loans if the Registrant intends to use the exemption under the risk retention rules.

M. Hughes Bates, Esq.
October 29, 2016

Pooling and Servicing Agreement

Termination of Servicer and Special Servicer for Cause, page 301

13.	We note the following statement on page 304 “[i]t is understood and intended, and expressly covenanted by each Certificateholder … that no one or more Certificateholders will have any right in any manner whatsoever by virtue of any provision of the PSA or the certificates to affect, disturb or prejudice the rights of the holders of any other of such certificates … or to enforce any right under the PSA or the certificates, except in the manner provided in the PSA or the certificates and for the equal, ratable and common benefit of all Certificateholders.” Please tell us what you mean by a certificateholder being prohibited from exercising or enforcing any right by virtue of a provision in the PSA if such exercise affects, disturbs, or prejudices the rights of another certificateholder. Please also confirm that the statement above does not mean that a certificateholder is waiving any rights afforded to investors under the federal securities laws.

This provision is intended to prohibit a Certificateholder from asserting, including in a legal or insolvency proceeding, that it is entitled to a preferential right to payment or other remedy effectuated in a manner that prejudices the rights of other Certificateholders and is inconsistent or contrary to that which is contemplated by the terms of the PSA. We confirm that the provision is not intended to mean that a Certificateholder is waiving any rights afforded to investors under the federal securities laws.

Dispute Resolution Provisions, page 308

14.	We note your disclosure that the dispute resolution provisions described in the prospectus apply in the event the repurchase request is not “resolved” within 180 days after the mortgage loan seller received the repurchase request. We note your further disclosure that the definition of “resolved” includes “(vii) with respect to any Mortgage Loan subject to a Repurchase Request, an Asset Review was performed and the Asset Review Report states that no Tests were failed for the Mortgage Loan.” This limitation on the availability of dispute resolution appears inconsistent with the shelf eligibility requirement. Please revise accordingly. Refer to General Instruction I.B.1(c) of Form SF-3 and Section V.B.3(a)(3) of the Asset-Backed Securities Disclosure and Registration Adopting Release (Release Nos. 33-9638; 34-72982) (“while we believed that our asset review shelf requirement would help investors evaluate whether a repurchase request should be made, we structured the dispute resolution provision so that investors could utilize the dispute resolution provision for any repurchase request, regardless of whether investors direct a review of the assets. We believe that organizing the dispute resolution requirement as a separate subsection in the shelf eligibility requirements will help to clarify the scope of the dispute resolution provision.”).

The Registrant has modified the registration statement to remove clause (vii) of the definition of “resolved”.

M. Hughes Bates, Esq.
October 29, 2016

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

Anna Glick

cc:  Daniel Vinson